Exhibit 99.7

NEWS RELEASE
OTCQB: CPPXF

CONTINENTAL POSTS 2012 ANNUAL RESULTS

JAKARTA, Indonesia – September 17, 2012 - Continental Energy Corporation (OTCQB: CPPXF) (the “Company”) an emerging international oil and gas company operating in Southeast Asia, today announced the filing on SEDAR of its audited consolidated financial statements for the year ended June 30, 2012. Complete copies of these financial statements are available for download from the SEDAR website at www.sedar.com.

Overall, the Company had a loss from operations during the year ended June 30, 2012 of $1,846,559 compared to $1,893,765 in the year ended June 30, 2011. The Company had a loss per share of $0.02 in 2012 compared to a loss per share of $0.03 in 2011. As at June 30, 2012, the Company's consolidated financial statements reflect a working capital deficit of $277,815. This represents a decrease in the working capital deficit of $543,744 compared to the June 30, 2011 working capital deficit of $821,559. Cash used in operating activities during the year ended June 30, 2012 totaled $628,375, compared with $100,901 in the prior year. As a result of the private placement that closed in the third quarter and receipt of proceeds of a convertible promissory note in the first quarter, the Company had significantly more cash resources with which to fund operations and retire obligations incurred in prior periods.

On May 7, 2012, the Company entered into an option agreement to acquire 300,000 shares of Tawau Green Energy (“TGE”) for 6,000,000 Malaysian Ringgit (“MYR”) ($1,965,600). TGE is a privately held company based in Malaysia and is in the business of developing geothermal energy. Under the terms of the agreement, the first MYR 3,000,000 must be paid by the first anniversary of the agreement. The remaining MYR 3,000,000 of the investment will be earned through the Company’s expenditures on a mutually agreed upon work program also by the first anniversary of the agreement. As at June 30, 2012, the Company had paid $81,850 and incurred expenditures amounting to $32,918 on the investment. If the MYR 6,000,000 is not paid by May 7, 2013, the Company must transfer and return an amount from its 300,000 TGE shares to the seller in proportion to the Company’s shortfall against the total purchase price obligation of MYR 6,000,000.

During the year ended June 30, 2012, the Company incurred $329 (30 June 2011 – $515) in geological and geophysical interpretation and evaluation costs on the joint venture area of mutual interest surrounding the Bengara-II property, an oil and gas production sharing contract in Indonesia owned by the Company's 18% owned subsidiary CGB2. The exploration term of the Bengara-II property expired during the year ended June 30, 2012 and the majority shareholder of CGB2, Kunlun Energy Company Ltd., is negotiating with Indonesian authorities for an extension. As at this date, the outcome of these negotiations is uncertain.

The Company also filed on SEDAR its annual reserves report for 2012 in the form referred to in Canadian National Instrument 51-101 “Standards of Disclosure for Oil and Gas Activities”. Complete copies of the reserves report are available for download from the SEDAR website, www.sedar.com.

On behalf of the Company,

Robert V. Rudman, C.A.
Chief Financial Officer

Source: Continental Energy Corporation
Media Contacts: Robert V. Rudman, CFO (1-561-779-9202) rrudman@continentalenergy.com
Further Info: www.continentalenergy.com

No securities regulatory authority has either approved or disapproved the contents of this news release.

Certain matters discussed within this press release may be forward-looking statements within the meaning of the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. Although Continental believes the expectations reflected in such forward-looking statements including reserves estimates, production forecasts, feasibility reports and economic evaluations are based on reasonable expectations and assumptions, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from expectations include financial performance, oil and gas prices, drilling program results, regulatory changes, political risk, terrorism, changes in local or national economic conditions and other risks detailed from time to time in Continental's periodic filings with the US Securities Exchange Commission.